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www.lw.com
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100 F Street, N.E.	Milan
Washington, DC 20549

Re:	OrthoPediatrics Corp.

Draft Registration Statement on Form S-1

Submitted March 4, 2016

CIK No. 0001425450

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 1 to the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff’s letter to the Company, dated April 7, 2016, relating to the Registration Statement. For convenience of reference, the text of the Staff’s comments has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

April 22, 2016

OrthoPediatrics, page 1

1.	We note your disclosure on page 20 regarding the lack of published long-term data supporting your products’ outcomes and your limited data with respect to treatment using your products. Please balance your summary to address this lack of published long-term data and your limited treatment data for the use of your products. In this regard, also tell us why you find it appropriate to state that your products include design features that protect a child’s growth plates, as you do here and throughout your prospectus.

Response: In response to the Staff’s comment, the Company has revised the summary of risk factors on page 6 of the Amendment to include the referenced lack of published long-term data and limited treatment data for the use of its products. The Company supplementally advises the Staff that protecting a child’s growth plates is a fundamental characteristic of many of its products, which are designed with input from surgeon advisors specifically to achieve this goal. Further, certain of the Company’s products have patents pertaining to their ability to protect the growth plates (including a patent for screws that remain parallel to the growth plates).

2.	Please provide support for your belief stated here and throughout your filing that your average clearance time with the FDA is less than half of the average approval time for all medical devices over the past five years. Also, with a view toward balanced disclosure, please disclose the average clearance time for your products. Finally, in an appropriate section of your prospectus, please clarify how the Pediatric Medical Device Safety and Improvement Act of 2007 affects the clearance time for your products, as you state throughout your filing.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, support for the belief that its average clearance time with the FDA is less than half of the average approval time for all medical devices over the past five years. The Company has revised the disclosure on pages 2, 71, 77 and 83 of the Amendment to include the average clearance time for its products and clarify how the Pediatric Medical Device Safety and Improvement Act of 2007 affects this clearance time.

3.	We note your statement that you are the largest contributor to the five primary orthopedic societies. Please clarify whether this disclosure refers to financial contributions or otherwise, and tell us the basis for this statement.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, support for the statement that it is the largest financial contributor to the five primary orthopedic societies that conduct pediatric clinical education and research. The Company has revised the disclosure on pages 2, 71 and 84 of the Amendment to clarify that the nature of such contributions is financial.

April 22, 2016

4.	We note your discussion of your revenue and compound annual growth rate in the fourth full paragraph on page 2. Please balance your summary to include your accumulated deficit. Also, please revise this section to balance the discussion of your business opportunities by addressing the challenges you may expect to encounter when entering a market that has not historically relied on age-specific implants and instruments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 59 and 71 of the Amendment to include its accumulated deficit for the year ended December 31, 2015. The Company has revised the disclosure on pages 2 and 71 of the Amendment to explain the primary challenge to maintaining its growth in a market that has not historically relied on age-specific implants and instruments.

Our Exclusive Focus on Pediatric Orthopedic Surgery, page 3

5.	Please tell us why you believe it is appropriate to characterize your current portfolio of implants and instruments as “comprehensive” as you do here and throughout your prospectus, given your disclosure that you serve only three categories within the pediatric orthopedic market. In this regard, we also note your disclosure in the third paragraph of page 1 that you expect to expand your product offering to address multiple additional categories of the pediatric orthopedic market.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, support for characterizing its current portfolio of implants and instruments as “comprehensive.” The Company has revised the disclosure on pages 3, 4, 5, 75, 77 and 79 of the Amendment to clarify that its current portfolio of implants and instruments is comprehensive within the three categories of the pediatric orthopedic market that it currently serves.

Implications of Being an Emerging Growth Company, page 7

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentations. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide them to the Staff as promptly as practicable.

Summary Consolidated Financial Data, page 9

7.	You present pro forma basic and diluted net loss per share and you refer to Note 11 to your consolidated financial statements for an explanation of the method used to calculate it. However, you do not discuss how you calculated it in that note. Please revise your filing to include a discussion of how you calculated the pro forma earnings per share.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 11 (page F-22 of the Amendment) to provide a placeholder for future disclosure of pro forma earnings per share calculations. The Company undertakes, in a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement, to further revise Note 11 after the conversion terms of the amendment to the Preferred Stock Terms have been finalized.

April 22, 2016

Our sales volumes and our results of operations may fluctuate . . ., page 13

8.	Refer to the fourth bullet point in this risk factor. Please disclose in an appropriate section of your prospectus any failures to obtain regulatory clearances or approvals for your products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amendment. The Company supplementally advises the Staff that while the failure to obtain regulatory clearances or approvals for its products is a potential risk, the Company has not experienced any such failure as of the date hereof.

We provide implant and instrument sets . . ., page 16

9.	Please provide a separate risk factor addressing the second sentence of the second paragraph of this risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment to separately address the risk that the provision of instrument sets to its customers at no additional charge may implicate certain federal and state fraud and abuse laws.

We rely on a network of third-party independent sales agencies . . ., page 37

10.	We note your reference at the top of page 38 to an independent sales agency that accounted for more than 10% of your revenue in 2015. Please reconcile this with your statement at the bottom of page F-22 that no individual customer accounted for more than 10% of total product sales for 2015. Also please ensure that you provide the information required by Item 101(c)(1)(vii) of Regulation S-K in an appropriate section of your prospectus.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it consigns its products in the United States to independent sales agencies that then facilitate the sale of those products to third-party customers (primarily hospitals). Revenue is not recognized until the products are used by such third-party customers. Therefore, while one independent sales agency facilitated the sale of more than 10% of the Company’s revenue in 2015 (by selling the Company’s products to multiple third-party customers), no individual third-party customer accounted for more than 10% of total product sales for 2015. Accordingly, the Company concluded that the disclosure is consistent with the guidance in Item 101(c)(1)(vii) of Regulation S-K.

April 22, 2016

We rely on third-party contract manufacturers to assemble our products . . ., page 38

11.	Please revise this risk factor to address your disclosure in the penultimate paragraph of page 111.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of the Amendment to address its supply relationships with FMI Hansa Medical Products, LLC and Structure Medical, LLC.

Market and Industry Data, page 50

12.	We note your reference to a third party as “the primary source” for data that you commissioned and included in your prospectus. Please clarify which data and studies that you disclose in your filing are the ones that you commissioned. Also provide us your analysis of whether you must file the consent of the authors whose studies you commissioned and summarize in your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Amendment to clarify which data was compiled by Life Science Intelligence, Inc. in a study commissioned by the Company. Pages 50, 72 and 73 of the Amendment disclose, where such data is used, that such data was compiled in a study commissioned by the Company. In addition, the consent of Life Science Intelligence, Inc. has been filed as Exhibit 23.3 to the Amendment.

Results of Operations, page 60

13.	Please revise to explain and quantify, where possible, if the changes in your revenues were due to changes in prices, volume or a combination of both. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amendment to explain that nearly all of the increase in its revenues was due to changes in unit volume sold and not a result of price changes.

Cash Used in Operating Activities, page 62

14.	Please revise to discuss how the material changes reflected in your consolidated statement of cash flows affected net cash used in your operating activities. As an example, we note the change in inventories of nearly $2 million. Also discuss any underlying factors that caused those material changes, quantifying the effects of each factor on the change.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Amendment to discuss how the material changes reflected in its consolidated statement of cash flows affected net cash used in its operating activities, as well as the underlying factors that caused those material changes.

April 22, 2016

Stock-Based Compensation, page 65

15.	With respect to the 497,641 shares of restricted common stock granted during fiscal 2015, please provide us with your analysis in valuing those grants.

Response: In response to the Staff’s request, the Company undertakes to provide the Staff with the analysis performed in valuing such grants in a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement.

Market Opportunity, page 72

16.	Please provide support for the estimates you disclose throughout this section.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, support for the estimates disclosed throughout this section.

Our Competitive Strengths, page 76

17.	With a view toward clarified disclosure, please explain to us why you believe the penultimate sentence on this page is important for investors. Also, given the subjective nature of the belief expressed in that sentence, please explain to us the basis for your belief. For example, did you assess whether other companies’ chief medical officers were “highly respected,” and if so, how did you compare their respectability?

Response: In response to the Staff’s comment, the Company has supplementally provided, under separate cover, support for the basis of this belief, which includes an evaluation of the chief medical officers of a selection of leading companies within the medical device space. The Company has also revised the disclosure on page 76 of the Amendment to remove the phrase “highly-respected.” The Company believes this disclosure is important for investors because: it helps to ensure that the perspective of the surgeons who use the Company’s products is heard and understood by the Company; it encourages surgeon confidence in the Company and its products; and the Chief Medical Officer personally investigates quality issues on a case-by-case, surgeon-to-surgeon basis, helping to ensure that the Company has the fullest possible amount of information regarding the use of its products.

Principal Stockholders, page 113

18.	Please fill in the blanks regarding the percentage of common stock beneficially owned. Also, with a view toward clarified disclosure, please revise this section to include the total number of shares of common stock outstanding.

Response: In response to the Staff’s comment, the Company undertakes, in a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement, to complete the principal stockholders table after the conversion terms of the amendment to the Preferred Stock Terms have been finalized.

April 22, 2016

Consolidated Statements of Cash Flows, page F-6

19.	Please tell us whether or not you also transfer instruments from inventory to property and equipment.

Response: In response to the Staff’s request, the Company supplementally advises the Staff that it does not transfer instruments from inventory to property and equipment. Instruments received for an instrument set are a component of “Property and equipment” under the line item “Construction in progress,” as disclosed on Page F-14 of the Amendment.

Note 2. Significant Accounting Policies, page F-7

20.	On page 22 you discuss product warranties. Please disclose the nature of the warranty and provide the disclosures required by ASC 460-10-50-7 through 8.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amendment to clarify that the Company has no history of warranty claims, has no warranty reserve and had no warranty expense for the years ended December 31, 2014 or 2015.

Revenue Recognition – United States, page F-8

21.	You disclose that you recognize revenue when usage or shipment has occurred. Please tell us how you determine whether to recognize revenue upon usage or shipment.

Response: In response to the Staff’s request, the Company has revised the disclosure on pages 59 and F-8 of the Amendment to clarify that revenue is primarily recognized when its products are used by a hospital for surgeries and that it is only on rare occasions, when hospitals purchase products for their own inventory, that revenue is recognized when the product is shipped.

Revenue Recognition – International, page F-8

22.	On page 64, you disclose that based on historical trends, you recognize international revenues when cash is received. Please tell us how you use historical trends to determine the amount of cash that is received each period.

Response: In response to the Staff’s request, the Company has revised the disclosure on page 64 of the Amendment to, consistent with page F-8 of the Amendment, clarify that historical trends are not used to determine the amount of cash that is received each period but are rather the reason why the Company recognizes international revenues at the time cash is received instead of at the time of delivery.

April 22, 2016

Cash and Cash Equivalents, page F-9

23.	You disclose that you consider all highly liquid investments with a maturity of three months or less to be cash equivalents. Please clarify whether you are referring to the original maturity of the cash equivalents. Refer to the definition of cash equivalents in the FASB Master Glossary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the Amendment to clarify that it is referring to the original maturity of the cash equivalents.

Inventories, page F-9

24.	Please revise to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that its domestic inventory of implants and instruments, all of which is classified as finished goods, is held either in its warehouse or with independent sales agencies. Consistent with the guidance in SAB Topic 13(A)(2) and as disclosed on page 59 of the Amendment, the Company does not recognize domestic revenue upon shipment of inventory to the independent sales agencies, as title is still retained by the Company. Rather, domestic revenue is primarily recognized when the inventory is used by the hospital for surgeries, at which point title has passed to the respective hospital customer. Because the Company has concluded that collectability is not reasonably assured, international revenue is not recognized until cash has been received from the distributor in payment. Accordingly, the Company has separately disclosed inventory held by international distributors in the consolidated balance sheets on page F-3 of the Amendment.

Note 10. Redeemable Convertible Preferred Stock, page F-20

25.	It appears that the preferred stock has an IPO liquidation preference of approximately $26.5 million. Please tell us how you considered SAB Topic 1.B.3.

Response: In response to the Staff’s comment, the Company undertakes, in a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement, to revise the disclosure relating to the liquidation preference of the Company’s preferred stock after the terms of the amendment to the Preferred Stock Terms have been finalized.

26.	We note that throughout the filing you have presented pro forma adjustments relating to the automatic conversion of your outstanding shares of Series A and B preferred stock into common stock assuming that the offering will meet the requirements to be a qualified initial public offering. Please summarize the significant terms of the qualified initial public offering. Also tell us whether you expect the offering to meet such conditions. If management concludes the conditions are not probable, please revise the filing accordingly.

Response: In response to the Staff’s comment, the Company undertakes, in a subsequent amendment to the Registration Statement prior to the effectiveness of the Registration Statement, to revise the disclosure relating to the terms of the Company’s preferred stock after the terms of the amendment to the Preferred Stock Terms have been finalized.

April 22, 2016

Item 15. Recent Sales of Unregistered Securities, page II-2

27.	Please ensure that your disclosure in this section covers any securities sold pursuant to the agreements described at the bottom of page 35 and at the top of page 36.

Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the disclosure in Item 15 conveys all responsive information.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP